UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549
Schedule 14D-9
(Rule 14d-101)

SOLICITATION/RECOMMENDATION STATEMENT
UNDER SECTION 14(d)(4) OF THE
SECURITIES EXCHANGE ACT OF 1934
Lightstone Value Plus REIT II, Inc.
(Name of Subject Company)
Lightstone Value Plus REIT II, Inc..
(Name of Person Filing Statement)
Common stock, $0.01 par value per share
(Title of Class of Securities)
53227H
(CUSIP Number of Class of Securities)
Terri Warren Reynolds
c/o The Lightstone Group
Lightstone Value Plus REIT II, Inc.
1985 Cedar Bridge Avenue, Suite 1,
Lakewood, New Jersey 08701
(732) 367-0129
(Name, Address and Telephone Number of Person Authorized to Receive
Notices and Communications on Behalf of the Person Filing Statement)
☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Introductory Note
This Solicitation/Recommendation Statement on Schedule 14D-9 (the “Schedule 14D-9”) relates to a tender offer (the “Tender Offer”) by West 4 Capital LP (the “Offeror”) to purchase up to 700,000 shares of common stock, par value $0.01 per share (the “Shares”), in Lightstone Value Plus REIT II, Inc. (the “Company”), the subject company, at a purchase price equal to $5.37 per Share, upon the terms and subject to the conditions set forth in the Offer to Purchase (the “Offer to Purchase”) dated April 15, 2024 (the “Offer Date”), and the related Assignment Form, copies of which are attached as Exhibits (a)(1) and (a)(2) to the Tender Offer Statement on Schedule TO filed with the Securities and Exchange Commission (the “SEC”) by the Offeror on April 15, 2024, as amended from time to time (the “Schedule TO”).
As discussed below, the Board of Directors of the Company (the “Board of Directors”) unanimously recommends that the Company’s stockholders (the “Stockholders”) reject the Tender Offer and not tender their Shares for purchase pursuant to the Tender Offer.
ITEM 1.	SUBJECT COMPANY INFORMATION.
The name of the subject company is Lightstone Value Plus REIT II, Inc. and the address and telephone number of its principal executive offices are 1985 Cedar Bridge Avenue, Suite 1, Lakewood, New Jersey 08701 and (732) 367-0129, respectively.
The title of the class of equity securities to which the Tender Offer relates is the Common Stock of the Company, $0.01 par value per Share. As of the close of business on April 17, 2024, there were 16,407,608 Shares issued and outstanding.
ITEM 2.	IDENTITY AND BACKGROUND OF FILING PERSON.
The Company is the person filing this Schedule 14D-9. The Company’s name, address and business telephone number are set forth in Item 1 above, which information is incorporated herein by reference.
This Schedule 14D-9 relates to the Tender Offer by the Offeror to purchase up to 700,000 Shares, at a price of $5.37, in cash, per Share, upon the terms and subject to the conditions set forth in the Offer to Purchase.
Unless the Tender Offer is extended, it will expire at 11:59 p.m., Eastern Time, on Wednesday, June 12, 2024.
According to the Offeror’s Schedule TO, the Offeror’s business address is c/o Walkers Corporate Limited, 2nd Floor, Century Yard, Cricket Square, George Town, P.O. Box 31162 Grand Cayman, KY1-1205, Cayman Islands, telephone +972-54-206-2957.
ITEM 3.	PAST CONTACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS.
As of the date of this Schedule 14D-9, there are no material agreements, arrangements or understandings or any actual or potential conflicts of interest between the Company or its affiliates and the Offeror and their executive officers, directors or affiliates.
As of the date of this Schedule 14D-9, there are no material agreements, arrangements or understandings or any actual or potential conflicts of interest between the Company or its affiliates and the executive officers, directors or affiliates of the Company, except for agreements, arrangements or understandings and actual or potential conflicts of interest discussed in the sections entitled “Part III, Item 11. Executive Compensation,” “Part III, Item 12. Security Ownership of Certain Beneficial Owners and Management,” and “Part III, Item 13. Certain Relationships and Related Party Transactions,” in the Company’s Annual Report on Form 10-K for the year ended December 31, 2023 filed with the SEC on March 27, 2024 (the “2023 Form 10-K”), all of which information is incorporated herein by reference. The 2023 Form 10-K is available for free on the SEC’s website at www.sec.gov and can be found in the “SEC Filings” section of the Company’s website, www.lightstonecapitalmarkets.com.
ITEM 4.	THE SOLICITATION OR RECOMMENDATION.
(a)	Solicitation Recommendation.
The Board of Directors has thoroughly and carefully reviewed, analyzed and discussed with representatives of the Company’s management the terms and conditions of the Tender Offer as further described below. In its review and analysis, the Board of Directors consulted with representatives of the Company’s external advisor, Lightstone Value

Plus REIT II, LLC (the “Advisor”) and received advice from the Company’s management, including its legal advisor, relating to the terms of the Tender Offer as described in the Schedule TO. Further, the Board of Directors considered the Company’s most recent estimated net asset value per Share (the “NAV per Share”) of $9.84 as of December 31, 2023, and effective as of March 18, 2024, which NAV per Share was approved by the Board of Directors on March 18, 2024. For more information on the Company’s most recent NAV per Share see “– (c) Reasons for the Recommendation —the Key Reasons for the Recommendation.” Based on this analysis and these consultations, the Board of Directors has unanimously determined that the Tender Offer is not advisable and is not in the best interest of the Company or its Stockholders.
Accordingly, the Board of Directors unanimously recommends that the Stockholders reject the Tender Offer and not tender their Shares for purchase pursuant to the Offer to Purchase.
The Board of Directors acknowledges that each Stockholder must evaluate whether to tender his or her Shares to the Offeror pursuant to the Tender Offer and that because there is no trading market for the Shares an individual Stockholder may determine to tender based on, among other considerations, his or her liquidity needs. In addition, the Board of Directors believes that in making a decision as to whether to tender his or her Shares to the Offeror pursuant to the Tender Offer, each Stockholder should keep in mind that (a) the share repurchase program currently only provides for redemptions submitted in connection with a Stockholder’s death or hardship and further, the Board of Directors has the right to amend, suspend or terminate the Company’s existing share redemption program at any time, (b) the Board of Directors may have the right to amend, extend or, upon certain specified conditions, terminate the Company’s self-tender offer described in Item 8 below (the “Self-Tender Offer”) and (c) the Board of Directors makes no assurances with respect to (i) future distributions, if any, or (ii) the timing of or ability to provide liquidity to the Stockholders
(b)	Background.
On April 15, 2024, the Offeror filed Schedule TO with the SEC, commencing the Tender Offer.
On April 15, 2024, the Company received a communication from the Offeror that it had commenced the Tender Offer.
On April 17, 2024, the Board of Directors met with management to review and consider its response to the Tender Offer. After its review, the Board of Directors unanimously determined that the Tender Offer was not in the best interest of the Company or its Stockholders and unanimously recommended that the Stockholders reject the Tender Offer and not tender their Shares to the Offeror for purchase pursuant to the Tender Offer. In addition, the board of directors authorized the launch of the Self-Tender Offer.
(c)	Reasons for the Recommendation.
The Process. In reaching the determination and in making the recommendation described above, the Board of Directors (i) thoroughly and carefully reviewed, analyzed and discussed with representatives of the Company’s management the terms and conditions of the Tender Offer as described in the Schedule TO, (ii) consulted with representatives of the Advisor and received advice from management, including the Company’s legal advisor, relating to the terms of the Tender Offer as described in the Schedule TO, and (iii) evaluated various relevant and material factors in light of the Board of Directors’ knowledge of the Company’s business, historical financial performance and condition, portfolio of assets and future prospects in order to assess the adequacy of the terms and conditions of the Tender Offer.
The Role of the Advisor. Because the Company has no direct employees, it relies on personnel employed by the Advisor and its affiliates for the day-to-day operation of the Company’s business. Due to its familiarity with the Company’s portfolio of properties and operations, the Advisor and its personnel are well situated to provide the Board of Directors with relevant information regarding the Company’s business, historical financial performance and condition, portfolio of assets and future prospects.
The Key Reasons for the Recommendation. The reasons the Board of Directors believes that the Tender Offer is not in the best interest of the Company or its Stockholders include the following:
•
On March 18, 2024, Board of Directors approved an estimated NAV per Share of $9.84 as of December 31, 2023 based on the estimated fair value of the assets and liabilities of the Company as of December 31, 2023.

•	The Tender Offer price of $5.37 per Share is 45% less than the most recently published estimated NAV per Share of $9.84.
•
The Company’s most recently published estimated NAV per Share of $9.84 as of December 31, 2023 was calculated as of a specific date. Accordingly, the value of Shares may fluctuate over time in response to developments related to individual assets in the portfolio and the management of those assets and in response to the real estate and capital markets. These risks have not been priced into the estimated NAV per Share of $9.84. There is no assurance of the extent to which the most current estimated valuation should be relied upon for any purpose after its effective date.

•
For a full description of the methodologies and assumptions, as well as certain qualifications, used to determine the estimated values the Company’s assets and liabilities in connection with the calculation of its most recently published estimated NAV per Share of $9.84, see “Item 5. Market for Registrant’s Common Equity, Related Stockholder Matters, and Issuer Purchases of Equity Securities– NAV and NAV Per Share” of the Company’s 2023 Form 10-K, which is incorporated herein and can be found in the “SEC Filings” section of the Company’s website, www.lightstonecapitalmarkets.com and is on the SEC’s website at www.sec.gov.

•
Given the Tender Offer price of $5.37 per Share, the Company’s Board of Directors believes that the Tender Offer represents an opportunistic attempt by the Offeror to make profit by purchasing the Shares at a deeply discounted price relative to their most recently published estimated NAV per Share of $9.84, thereby potentially depriving the stockholders who tender Shares in the Tender Offer of the full value of their Shares as well as the opportunity to realize the full potential long-term value of their investment.

•
As described further in Item 8 below, the Company is commencing a Self-Tender Offer for up to 700,000 Shares at $6.00 per Share; we note, however, that the Company may have the right to amend, extend or, upon certain specified conditions, terminate the Self-Tender Offer. While the Board of Directors has approved the Self-Tender Offer, the Board of Directors recommends that Stockholders NOT tender their Shares.

•
The Offeror states in the Offer to Purchase, that during “the period between January 2, 2024 and April 2, 2024, CTT Auctions, an affiliate of CTT, reported secondary market trading prices ranging from $4.20 to $4.25 for shares of the [Company’s] common stock.” The Offeror acknowledged that “CTT Auctions is only one of multiple trading platforms for non-traded REITs and, therefore, that its secondary market trading information may be limited.” As such, the Board of Directors cautions Stockholders against relying on reports regarding secondary market transactions as an indication of value of the Shares given the lack of a trading market.

•
The Offeror acknowledges that it “has not made an independent appraisal of the Shares or the [Company’s] properties in connection with the [Tender] Offer and is not qualified to appraise real estate.” The Board of Directors and the Company’s management believes this illustrates the lack of credibility of the Offeror’s valuation methodologies and the inadequacy of the Tender Offer price.

•
The Offeror states in the Offer to Purchase that the Offeror is “making the [Tender] Offer for investment purposes and with the intention of making a profit from the ownership of the Shares. In establishing the purchase price of $5.37 per Share, the [Offeror] is motivated to establish the lowest price which might be acceptable to [Stockholder’s] consistent with the [Offeror’s] objectives.

•
The Shares have limited liquidity and since March 2020, the Company has not considered repurchase requests pursuant to its share repurchase program with the exception of those requests submitted in connection with a Stockholder’s death and hardship that resumed in May 2021.

•
The Tender Offer is subject to certain conditions, some of which provide the Offeror with the “reasonable” discretion to determine whether the conditions have been met, such as the Offeror’s determination as to whether there has been any change or development that is or will be materially adverse to the Company or that will have a material adverse effect on the value of the Shares. In addition, the Board of Directors noted that the Tender Offer can be amended, including to reduce the consideration paid for the Shares, or terminated with 10 business days’ notice to Stockholders. Accordingly, the Board of Directors notes that there could be no assurance that the Tender Offer would be completed as soon as the Offeror implies, or with the same terms and conditions, including without limitation, the Tender Offer price.

In view of the number of reasons and complexity of these matters, the Board of Directors did not find it practicable to, nor did it attempt to, quantify, rank or otherwise assign relative weight to the specific reasons considered.
In light of the reasons considered above, the Board of Directors has unanimously determined that the Tender Offer is not advisable and is not in the best interest of the Company or its Stockholders.
Accordingly, the Board of Directors unanimously recommends that the Stockholders reject the Tender Offer and not tender their Shares for purchase pursuant to the Offer to Purchase.
The Board of Directors acknowledges that each Stockholder must evaluate whether to tender his or her Shares to the Offeror pursuant to the Tender Offer and that because there is no trading market for the Shares an individual Stockholder may determine to tender based on, among other considerations, his or her liquidity needs. In addition, the Board of Directors believes that in making a decision as to whether to tender his or her Shares to the Offeror pursuant to the Tender Offer, each Stockholder should keep in mind that (a) the share repurchase program currently only provides for redemptions submitted in connection with a Stockholder’s death or hardship and further, the Board of Directors has the right to amend, suspend or terminate the Company’s existing share redemption program at any time, (b) the Board of Directors may have the right to amend, extend or, upon certain specified conditions, terminate the Company’s self-tender offer described in Item 8 below and (c) the Board of Directors makes no assurances with respect to (i) future distributions, if any, or (ii) the timing of or ability to provide liquidity to the Stockholders.
(d)	Intent to Tender.
The Company’s directors and executive officers are entitled to participate in the Tender Offer on the same basis as other Stockholders. All of the Company’s directors and executive officers have advised the Company that they do not intend to tender any of their Shares in the Tender Offer (including Shares they are deemed to beneficially own) or currently intend to sell such Shares.
To the knowledge of the Company, none of the Company’s subsidiaries or other affiliates currently intends to tender or sell Shares held of record or beneficially by such person for purchase pursuant to the Tender Offer or otherwise.
ITEM 5.	PERSON/ASSETS, RETAINED, EMPLOYED, COMPENSATED OR USED.
Neither the Company nor any person acting on its behalf has employed, retained or agreed to compensate any person to make solicitations or recommendations to Stockholders concerning the Tender Offer.
ITEM 6.	INTEREST IN SECURITIES OF THE SUBJECT COMPANY.
On April 11, 2024, pursuant to the share redemption program, the Company redeemed approximately 51,055 Shares eligible for redemption at a purchase price of $9.84 per Share, for an aggregate price of approximately $504,672.
During the 60 days prior to the filing of this Schedule 14D-9, no other transactions with respect to the Shares have been effected by the Company or by any of its executive officers, directors, affiliates or subsidiaries.
ITEM 7.	PURPOSES OF THE TRANSACTION AND PLANS OR PROPOSALS.
Other than the Self-Tender Offer described under Item 8, below the Company has not undertaken, and is not engaged in any, negotiations in response to the Tender Offer that relate to (i) a tender offer or other acquisition of the Company’s securities by the Company, any of its subsidiaries or any other person, (ii) an extraordinary transaction, such as a merger, reorganization or liquidation involving the Company or any of its subsidiaries, (iii) a purchase, sale or transfer of a material amount of assets of the Company or any of its subsidiaries or (iv) any material change in the dividend policy or the dividend rate, or indebtedness or capitalization of the Company.
There is no transaction, board resolution, agreement in principle or signed contract in response to the Tender Offer that relates to or would result in one or more of the foregoing matters.
ITEM 8.	ADDITIONAL INFORMATION.
Self-Tender Offer
On or about April 24, 2024, the Company will commence the Self-Tender Offer for up to 700,000 Shares at $6.00 per Share, or approximately $4.2 million. Unless extended or withdrawn, the Self-Tender Offer will expire at 11:59 p.m. Eastern Time on or about June 14, 2024.

The Company is conducting the Self- Tender Offer to deter the Offeror and other potential future bidders that may try to exploit the illiquidity of the Company’s Shares and acquire them from Stockholders at prices substantially below their fair value.
The Board of Directors recommends that stockholders DO NOT tender Shares.
Important Information
This filing is not an offer to buy or the solicitation of an offer to sell any securities of the Company. The Self Tender-Offer will be made only pursuant to an offer to purchase, letter of transmittal and related materials that the Company intends to distribute to its stockholders and file with the SEC. The full details of the Self Tender-Offer, including complete instructions on how to tender shares, will be included in the offer to purchase, the letter of transmittal and other related materials, which the Company will distribute to stockholders and file with the SEC upon commencement of the Self Tender-Offer. Stockholders are urged to read the offer to purchase, the letter of transmittal and other related materials when they become available because they will contain important information, including the terms and conditions of the tender offer. Stockholders may obtain free copies of the offer to purchase, the letter of transmittal and other related materials that the Company files with the SEC at the SEC’s website at www.sec.gov or by calling the information agent for the contemplated tender offer, who will be identified in the materials filed with the SEC at the commencement of the Self Tender-Offer. In addition, stockholders may obtain free copies of the Company’s filings with the SEC from the Company’s website at www.lightstonecapitalmarkets.com.
Forward-Looking Statements
Certain statements in this Schedule 14D-9 other than historical facts may constitute “forward-looking statements.” These forward-looking statements are not historical facts but are the intent, belief or current expectations of the Company’s management or representatives of the Advisor based on their knowledge and understanding of the Company’s business and industry, the economy and other future conditions. Words such as “may,” “anticipates,” “expects,” “intends,” “plans,” “believes,” “seeks,” “estimates,” “would,” “could,” “should” and variations of these words and similar expressions are intended to identify forward-looking.
Forward-looking statements that were true at the time made may ultimately prove to be incorrect or false. These statements are not guarantees of future performance and the Company cautions the Stockholders not to place undue reliance on forward-looking statements, which reflect the Company’s management’s and/or the Advisor’s view only as of the date of this Schedule 14D-9. The Company undertakes no obligation to update or revise forward-looking statements to reflect changed assumptions the occurrence of unanticipated events or changes to future operating results, except as required by applicable law. Actual results may differ materially from those expressed or forecasted in the forward-looking statements due to a variety of risks, uncertainties and other factors. In particular, these statements are subject to the risk that the future NAV per share is not higher than the current NAV per share and the Self-Tender Offer is oversubscribed. In addition these statements also depend on other factors, including but not limited to the following: • market and economic challenges experienced by the U.S. and global economies or real estate industry as a whole and the local economic conditions in the markets in which the Company’s investments are located. Additionally, the Company’s business and financial performance may be adversely affected by current and future economic and other conditions; such as inflation, recession, political upheaval or uncertainty, terrorism and acts of war, natural and man-made disasters, cybercrime, and outbreaks of contagious diseases; • the availability of cash flow from operating activities for distributions, if required to maintain our status as a real estate investment trust, or REIT; • conflicts of interest arising out of the Company’s relationships with its advisor and its affiliates; • the Company’s ability to retain its executive officers and other key individuals who provide advisory and property management services to it; • the Company’s level of debt and the terms and limitations imposed by its debt agreements; • the availability of credit generally, and any failure to obtain debt financing at favorable terms or a failure to satisfy the conditions and requirements of that debt; • the Company’s ability to make accretive investments; • the Company’s ability to diversify its portfolio of assets; • changes in market factors that could impact the Company’s rental rates and operating costs; • the Company’s ability to secure leases at favorable rental rates; • the Company’s ability to sell its assets at a price and on a timeline consistent with its investment objectives; • impairment charges; • unfavorable changes in laws or regulations impacting the Company’s business, its assets or key relationships; and • factors that could affect the Company’s ability to qualify as a real estate investment trust. key relationships; and • factors that could affect the Company’s ability to qualify as a real estate investment trust.
ITEM 9.	EXHIBITS.
The Exhibit Index appearing after the signature page hereto that is hereby incorporated by reference.

SIGNATURE
After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
LIGHTSTONE VALUE PLUS REIT II, INC.

		By:	/s/ Seth Molod
		Name:	Seth Molod
		Title:	Executive Vice President and Chief Financial Officer

Dated:	April 24, 2024

INDEX TO EXHIBITS
Exhibit No.	Document
(a)(1)	Text of Letter to the Company’s Stockholders, dated April 24, 2024*
(a)(2)	Text of Email to Financial Advisors*
(e)(1)	Excerpts from the Company’s Annual Report on Form 10-K for the year ended December 31, 2023, filed with the SEC on March 27, 2024**
*	Filed herewith.
**	Incorporated herein by reference.